INTERIM REPORT

1/2002

hannover re

in EUR million	31.3.2002	31.3.2001
Gross written premiums	3 179.5	2 366.3
Net premiums earned	1 840.5	1 416.2
Net underwriting result	(15.7)	(116.0)
Net investment income	187.8	196.1
Operating profit/loss (EBIT)	174.4	72.8
Net income	90.1	41.3
Investments	12 325.6	12 127.2*
Total Stockholders' equity	1 737.7	1 672.0*
Net underwriting provisions	18 184.5	16 984.7*
Earnings per share in EUR	2.78	1.40
Retention	76.2%	67.0%
Loss ratio**	76.2%	83.7%
Expense ratio**	23.0%	23.5%
Combined ratio**	99.2%	107.2%

* Balance sheet figures as at 31 December 2001

** Excluding life and health reinsurance and on the basis of net premiums earned

Dear shareholders, Ladies and Gentlemen,



Your company got off to an excellent start in 2002. On presenting the 2001 annual report we had stated that we were able to benefit disproportionately strongly from the market opportunities that opened up during the treaty renewals as at 1 January of this year. The figures for the first quarter not only confirm this assertion, they even surpass our already high expectations.

This favourable business development is due, on the one hand, to the substantially increased profitability of our portfolio relative to the previous year and, on the other hand, to the fact that our account was largely spared major losses in the first quarter. The combined effect of these positive factors is reflected in EBIT of EUR 174.4 million (previous year: EUR 72.8 million) and quarterly net income of EUR 90.1 million (previous year: EUR 41.3 million). This corresponds to earnings per share of EUR 2.78 (previous year: EUR 1.40). Compared to the previous year, we were thus able to nearly double the earnings per share despite the issue of new stock. All four business segments contributed to this gratifying performance.

More than 80% of the net income for the first quarter was generated in property and casualty reinsurance. This result was essentially made possible by our flexible adjustment to the market conditions in the wake of 11 September 2001. Whereas numerous competitors almost entirely suspended their business activities for some months after the attacks in the USA, we adopted a two-pronged approach: On the one hand, we sought to cope with the enormous losses which had occurred, while on the other hand - independently of these efforts - we strove to make the most of the opportunities that emerged out of these terrible events. We consequently stepped up our acceptances after 11 September, particularly in those lines that had been hard hit by the terrorist attacks. As was to be anticipated, these lines of business saw strong rate increases and were therefore highly profitable. In aviation business, for example, it was by no means uncommon for premiums to increase many times over in conjunction with limitations of the risk. These new acceptances have remained largely loss-free to date. Similarly, the treaty renewals as at 1 January 2002 were still entirely overshadowed by the events of 11 September. Yet, they were also influenced by the general hardening trend on the reinsurance market following the recent depressed years. Consequently, the profitability of business that had not been impacted by the terrorist attacks in the USA also improved.

In program business the restructuring measures which we implemented last year at the Clarendon Insurance Group bore fruit. In life/health and financial reinsurance experience has shown that the first quarter is generally the weakest.

Net investment income contracted by 4% compared to the first quarter of the previous year to EUR 188 million. This decline was attributable to the continuing unsatisfactory situation on the capital markets and especially the equity markets.

Assuming that both the loss experience and capital markets develop within normal bounds, 2002 promises to be an outstanding year. I am thus able to reiterate my view that we shall be able to follow up on the record achievements of earlier years and recoup the losses of 11 September within three years.

Our share has shown a consistent upwards trend since the beginning of 2002. Having started the year at EUR 67.80 on 2 January, the Hannover Re share increased its value by 25% as it reached its first-quarter peak of EUR 84.90 on 21 March. The performance of the Dax and the CDax for insurance stocks during the same period was weak. Yet the current share price can by no means be regarded as satisfactory; this is reflected not least in the exceptionally low P/E ratio - based on a consensus estimate for the year 2003 - of around 8. It is my hope that the very favourable development of business since the fourth quarter 2001 coupled with the highly attractive prospects for the current and subsequent year will help boost the share price to an appropriate level. My assessment is shared by the majority of analysts, who continue to see enormous potential for price improvement in the Hannover Re share and most of whom recommend it as a "buy". In order to enhance the marketability of the share we shall also propose that the Annual General Meeting of 24 May approve a stock split in a ratio of 1:3.

On behalf of my colleagues on the Executive Board and myself, I would like to thank you for your confidence in our company. We shall continue to strive to live up to your trust and shall do our utmost to significantly enhance the value of your company.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Boards and officers of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Karola Böhme* Barsinghausen	
Dr. Horst Dietz Singapore	
Karl Heinz Midunsky Munich	
Dr. Erwin Möller Hannover	
Ass. jur. Otto Müller* Hannover	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dr. Klaus Sturany Essen	

*Staff representative

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Herbert K. Haas Burgwedel (until 31 January 2002)	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Deputy Member
Dr. Elke König Hannover	Deputy Member
Ulrich Wallin Hannover	Deputy Member

The Hannover Re Share

The devastating terrorist attacks of 11 September 2001 on the World Trade Center in New York triggered considerable uncertainty last autumn about the future development of the global economy. Although this uncertainty has still not been entirely dispelled, the positive indicators clearly have the upper hand now. Within two months the equity markets regained the significant ground that was lost after 11 September 2001. The reaction of the financial markets thus followed a pattern similar to the one that we have seen after other dramatic events – such as natural catastrophes or political crises. By mid-May 2002 the equity markets in the Eurozone and the USA were on a stable footing. When compared to their standing on 21 September, the date that marked the lowest point on the international stock markets, the Dow Jones and Euro Stoxx 50 had put on around 25%.

Share development since the beginning of 2002


in %
130
120
110
100
90
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
Hannover Re Share
Dax
CDax for insurance stocks
MDax

The Hannover Re share in comparison with "Reactions" World Reinsurance Index since the beginning of 2002


in %
130
120
110
100
90
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
Hannover Re Share
World Reinsurance Index

**The "Reactions" World Reinsurance Index combines all listed reinsurance companies worldwide. Our goal is to achieve an increase in the share price that surpasses the performance of this benchmark over a 3-year moving average.*

Our share did not recover quite as quickly, but it has trended consistently upwards since the beginning of 2002. Having started the year at EUR 67.80 on 2 January, it increased its value by 25% before reaching its highest first-quarter price of EUR 84.90 on 21 March. This performance contrasted with the poor showing of our standard benchmark indices during the same period: the Dax, CDax for insurance stocks and MDax put on a mere 5%. Since the end of March the price of our share has been hovering in a range between EUR 80 and EUR 85.

We do not use the usual stock indices as our benchmark, however, but rather the unweighted "Reactions" World Reinsurance Index*, which combines all listed reinsurance companies. Since the beginning of 2002 the Hannover Re share has consistently outperformed the World Reinsurance Index. By the end of the first quarter it showed a price gain of 25%, an increase which has proven to be stable as this report goes to press in mid-May. We have thus comfortably surpassed the performance of the Reactions World Reinsurance Index, which merely posted single-digit percentage growth.

With this improvement the undervalued Hannover Re share has already gained some ground. Yet the current price can by no means be regarded as satisfactory. It is evident not least in the extremely low P/E ratio – based on a consensus profit estimate for the year 2003 – of around 8. This assessment is echoed in numerous analysts' reports. We hope that the business development since the fourth quarter 2001 and the extremely attractive outlook for the current and subsequent year will help boost the share price to an appropriate level.

Share information

in EUR	31.3.2002	2001	2000	1999	1998	1997
Earnings per share (diluted)	2.78	0.34	12.38	6.86	5.83	3.13**
Dividend per share	–	–	2.30	2.05	1.94	1.74
Corporation-tax credit	–	–	1.09*	0.86	0.24	0.24
Gross dividend	–	–	3.64*	2.91	2.18	1.98

** incl. bonus of EUR 0.25*
*** DVFA earnings per share in accordance with German accounting principles*

Security identification number:	840 221
Stock exchange ID:	Share: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY ISIN: DE 000 84 022 15
Exchange listings:	Germany Listed on all German stock exchanges; Xetra, Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program), OTC (over-the-counter-market)
First listed:	30 November 1994
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 31 March 2002:	EUR 82,798,545.89
Number of shares as at 31 March 2002:	32,387,976 no-par value registered shares
Market capitalisation as at 31 March 2002:	EUR 2,708 million
Highest share price first quarter 2002:	EUR 84.90
Lowest share price first quarter 2002:	EUR 67.80

Business development

Overall, the development of the first quarter was highly satisfactory. The positive effects of the market hardening in property and casualty reinsurance following 11 September made themselves fully felt: despite the difficult capital market environment EBIT grew by 139.5% and earnings per share by 98.6%. In the first quarter we thus achieved our objective of increasing both EBIT and earnings per share by double-digit margins.

Property and casualty reinsurance

Gross written premiums in property and casualty reinsurance grew by 57.6% compared to the first quarter of the previous year. Net premiums earned rose by 48.4%. This enormous growth derived from the vastly improved business opportunities opened up by developments subsequent to 11 September 2001. We substantially enlarged our market share in numerous segments and established a basis that will ensure strong profitability of the portfolio. This was possible not least because a number of competitors withdrew from the market and others were slow to reposition themselves after 11 September. These factors enabled us to show a technical profit with a combined loss/expense ratio of just 93.1% (first quarter of the previous year: 105.6%). This remarkably low ratio also reflected the low incidence of major losses. EBIT improved from EUR 47.7 million to EUR 145.5 million. Overall, property and casualty reinsurance closed the first quarter with net income of EUR 76.0 million and earnings per share of EUR 2.34. This figure is on a par with the outstanding fourth quarter 2001 and corresponds to a 169.0% increase on the good first quarter of the previous year.

Life and health reinsurance

Life and health reinsurance developed according to plan. The growth in gross written premiums of 5.7% compared to the first quarter 2001 was in line with our expectations. Net premiums earned climbed by 15.7%, however, due to the reduced proportion of business retroceded. EBIT rose by 0.6% to EUR 6.9 million. Net income for the quarter declined by 16.0% to EUR 2.7 million (EUR 0.08 per share) owing to a higher minority interest. It is nevertheless impossible to draw conclusions about the year-end result from this figure. The focus of our activities in life and health reinsurance continues to be on life reinsurance solutions with financing components. Our clients' requirements in this segment tend to manifest themselves in the second half of the year and experience shows that this leads to a surge in premium growth and profits in the third and especially the fourth quarter.

Program business

Program business is now clearly over the worst. Following the first positive fruits of our reorientation in the past year, earnings in the first quarter 2002 were highly satisfactory. Our portfolio optimisation measures at the Clarendon Insurance Group are proving successful. At the same time, program business in Europe continued to show favourable growth.

Measured against the first quarter of the previous year, we boosted gross premium income by 23.1%; net premiums earned grew by as much as 86.4% due to a further sharp rise in the level of premiums retained. EBIT grew by 152.9%; the profit contribution of program business improved from EUR 2.7 million to EUR 5.4 million. This corresponds to earnings per share of EUR 0.17.

Financial reinsurance

Financial reinsurance generated a rather modest increase in premium income and profits in the first quarter – as was also the case in the first quarter of the previous year. This does not, however, provide an indication of the year-end result. The generally restrained trend in the early part of each year is largely due to the nature of this business, which tends to experience stronger demand towards the end of the year. The number of contracts taken out is thus likely to grow sharply in the second half-year. Compared to the first quarter of 2001, however, the first three months of 2002 impressed with sizeable growth of 12.7% in gross written premiums. EBIT fell to EUR 8.5 million, while net income for the first quarter 2002 declined from EUR 9.6 million to EUR 6.1 million (EUR 0.19 per share).

Net investment income

Net investment income decreased by 4.2% compared to the same quarter of the previous year, totalling EUR 187.8 million. This decline was attributable to the continued unsatisfactory climate on the capital markets – as was particularly evident from the fact that disposals of securities produced an overall loss of EUR 20.9 million. The structure of our investment portfolio remained largely unchanged compared to year-end 2001; new investments were primarily in the area of high-grade fixed-income securities.

Outlook

During our portfolio renewals as at 1 January 2002 we were able to obtain considerably improved rates and conditions in property and casualty reinsurance. We also succeeded in considerably enlarging our market share. The first quarter has already demonstrated the profitability of the new business. It is our assumption that this trend in property and casualty reinsurance will be sustained in subsequent quarters and that 2002 – subject to a major loss incidence in line with the multi-year average – will close on a highly satisfactory note.

Life and health reinsurance will once again be able to accomplish its strategic objectives in the current year. We anticipate the accustomed business upturn – especially in the second half of the year – and expect to generate another good profit in 2002.

In program business the poor years of late have now finally been consigned to history. Following the rehabilitation measures which have already been taken and especially given the strong profitability orientation of the Clarendon Insurance Group's underwriting guidelines, we expect the latter company to generate a result in 2002 that will pick up on the high profitability of 1999. In the course of the current financial year program business should evolve into a segment with satisfactory performance.

Financial reinsurance doubled its premium volume in the previous year and when compared to 1999 even tripled it. Such vigorous growth is likely to be an exception rather than the rule. In 2002, therefore, we anticipate merely modest growth, although results in financial reinsurance should once again be most gratifying.

Our net investment income is of course difficult to forecast. We expect rather modest movements on capital markets in the current year. Our net investment income as at year-end is likely to be somewhat lower than in the previous year.

Overall, the trends outlined above are expected to produce EBIT of more than EUR 600 million in 2002. Such a result would set a new record in our company's history: it would mean net income of EUR 300 million and earnings per share of more than EUR 9.00. Disregarding the special tax effects in the year 2000, this would be the best result so far in our company's lifetime.

Assets Figures in EUR thousand	31.3.2002	31.12.2001
Fixed-income securities – held to maturity	373 866	284 070
Fixed-income securities – available for sale	8 604 937	8 422 878
Fixed-income securities – trading	–	46 895
Equity securities – available for sale	1 038 090	1 021 451
Equity securities – trading	8 852	8 879
Real estate	312 235	311 207
Other invested assets	628 774	578 578
Short-term investments	623 227	622 569
Total investments without cash	11 589 981	11 296 527
Cash	735 574	830 659
Total investments and cash	12 325 555	12 127 186
Prepaid reinsurance premiums	1 029 009	910 068
Reinsurance recoverables on benefit reserve	497 914	493 650
Reinsurance recoverables on unpaid claims	6 916 544	6 758 763
Reinsurance recoverables on other reserves	115 797	113 017
Deferred acquisition costs	1 244 861	1 196 459
Accounts receivable	3 821 270	3 148 683
Funds held by ceding companies	7 403 293	7 150 799
Goodwill	265 546	263 258
Other assets	405 336	291 574
Accrued interest and rent	206 150	194 137
	34 231 275	32 647 594

Liabilities
Figures in EUR thousand

	31.3.2002	31.12.2001
Loss and loss adjustment expense reserve	19 613 693	18 859 679
Policy benefits for life and health contracts	4 012 619	3 908 584
Unearned premium reserve	2 968 285	2 312 432
Provision for contingent commission	141 308	144 228
Other technical provisions	7 818	35 323
Reinsurance payable	1 394 211	1 336 760
Funds held under reinsurance treaties	1 674 861	1 744 536
Contract deposits	300 334	261 250
Minorities	318 548	307 811
Other liabilities	455 247	460 673
Taxes	113 461	99 070
Provision for deferred taxes	570 922	588 555
Notes payable	802 705	797 148
Surplus debenture	119 608	119 517
Total liabilities	32 493 620	30 975 566
Stockholders' equity		
Common stock	82 799	82 799
Nominal value 82 799 Authorised capital 13 461		
Additional paid-in capital	388 816	388 816
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	(13 048)	31 164
Cumulative foreign currency conversion adjustment, net of deferred taxes	(57 781)	(58 192)
Other changes in cumulative comprehensive income	(9 492)	(15 893)
Total comprehensive income	(80 321)	(42 921)
Retained earnings		
Beginning of period	1 243 334	1 232 615
Net income	90 123	11 084
Dividend paid	–	(69 990)
Other changes	12 904	69 625
	1 346 361	1 243 334
Total stockholders' equity	1 737 655	1 672 028
	34 231 275	32 647 594

Figures in EUR thousand	1.1.-31.3.2002	1.1.-31.3.2001
Gross written premiums	3 179 524	2 366 342
Ceded written premiums	756 719	780 833
Change in gross unearned premiums	(583 859)	(243 804)
Change in ceded unearned premiums	1 520	74 479
Net premiums earned	1 840 466	1 416 184
Ordinary investment income	231 570	202 387
Realised gains on investments	38 430	39 537
Realised losses on investments	59 312	46 186
Unrealised gains and losses on investments	2 250	11 004
Other investment expenses	25 176	10 686
Net investment income	187 762	196 056
Other technical income	9 168	2 997
Total revenues	2 037 396	1 615 237
Claims and claims expenses	1 328 770	1 096 042
Change in policy benefits for life and health contracts	86 426	97 253
Commission and brokerage	367 977	264 887
Other acquisition costs	2 699	3 657
Other technical expenses	26 078	26 017
Administrative expenses	53 372	47 375
Total technical expenses	1 865 322	1 535 231
Other income and expenses	2 312	(7 181)
Operating profit/loss (EBIT)	174 386	72 825
Interest on hybrid capital	15 390	9 775
Net income before taxes	158 996	63 050
Taxes	49 556	19 479
Minority interest	(19 317)	(2 294)
Net income	90 123	41 277

Figures in EUR thousand	1.1.-31.3.2001	1.1.-31.3.2001
Other comprehensive income		
Net unrealised appreciation/depreciation of investments	(44 212)	6 842
Cumulative foreign currency conversion adjustments	411	(11 100)
Other comprehensive income	6 401	(1 308)
Net comprehensive income	52 724	35 711
Earnings per share		
Earnings per share in EUR	2.78	1.40
Diluted earnings per share in EUR	2.78	1.40

Figures in EUR thousand	1.1.-31.3.2002	1.1.-31.12.2001
I. Cash flows from operating activities		
Consolidated net income (after tax)	90 123	11 084
Appreciation/depreciation	11 394	54 434
Net realised gains and losses on investments	20 882	(55 953)
Amortisation of investments	(5 321)	(2 650)
Changes in funds held	(323 498)	(2 179 236)
Changes in prepaid reinsurance premiums (net)	524 761	603 500
Changes in tax assets/provisions for taxes	1 809	(212 995)
Changes in benefit reserves (net)	80 874	569 958
Changes in claims reserves (net)	499 069	2 695 687
Changes in deferred acquisition costs	(43 579)	(482 738)
Changes in other technical provisions	(31 753)	(89 396)
Changes in clearing balances	(604 114)	119 083
Changes in other assets and liabilities (net)	(83 052)	93 182
Cash flows from operating activities	137 595	1 123 960

Income taxes paid (-)/refunded (+)	(5 019)	(97 620)
Interest paid	(13 521)	(88 554)

II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	963	15 705
Purchases	(90 016)	(31 745)
Fixed income securities – available for sale		
Maturities, sales	580 380	3 377 429
Purchases	(706 683)	(4 986 378)
Equity securities – available for sale		
Sales	48 561	831 694
Purchases	(90 946)	(400 488)
Other invested assets		
Sales	5 610	312 654
Purchases	(46 686)	(300 176)
Affiliated companies and participating interests		
Sales	242	26 500
Acquisitions	(306)	(53 939)
Real estate		
Sales	–	1 094
Acquisitions	(1 309)	(84 360)
Short-term investments		
Changes	12 163	(151 176)
Other changes (net)	(11 731)	(7 972)
Cash flows from investing activities	(299 758)	(1 451 158)

Figures in EUR thousand	1.1.-31.3.2002	1.1.-31.12.2001
III. Cash flows from financing activities		
Inflows from capital increases	–	209 644
Net changes in contract deposits	38 380	156 214
Dividend paid	–	(69 990)
Changes in notes payable	–	350 646
Other changes	23 641	30 594
Cash flows from financing activities	62 021	677 108
IV. Exchange rate differences on cash	5 057	(1 513)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(95 085)	348 397
Cash and cash equivalents at the beginning of the period	830 659	482 262
Change in cash and cash equivalents according to cash flow statement	(95 085)	348 397
Cash and cash equivalents at the end of the period	735 574	830 659

In the following table we have allocated the underwriting assets and liabilities as at 31 March 2002 and 31 December 2001 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/ casualty reinsurance 31.3.2002	Property/ casualty reinsurance 31.12.2001	Life/ health reinsurance 31.3.2002	Life/ health reinsurance 31.12.2001
Assets				
Prepaid reinsurance premiums	218 280	135 664	453	503
Deferred acquisition costs (net)	287 960	218 873	872 682	889 117
Reinsurance recoverables on benefit reserves	–	–	497 914	493 650
Reinsurance recoverables on incurred claims and others	3 293 824	3 309 175	222 048	187 807
Funds held by ceding companies	356 416	376 714	3 056 619	3 007 960
Total underwriting assets	4 156 480	4 040 426	4 649 716	4 579 037
Liabilities				
Loss and loss adjustment expense reserve	10 445 357	10 120 457	1 084 683	1 087 888
Policy benefits for life and health contracts	–	–	4 012 619	3 908 584
Unearned premium reserve	1 567 036	1 016 839	18 507	15 926
Other technical provisions	133 557	135 574	17 446	36 661
Funds held under reinsurance treaties	678 870	735 653	270 105	331 418
Total underwriting liabilities	12 822 820	12 008 523	5 403 360	5 380 477

Program business 31.3.2002	Program business 31.12.2001	Financial reinsurance 31.3.2002	Financial reinsurance 31.12.2001	Total 31.3.2002	Total 31.12.2001
810 260	773 901	16	–	1 029 009	910 068
75 341	86 879	8 878	1 590	1 244 861	1 196 459
–	–	–	–	497 914	493 650
2 601 559	2 540 021	914 910	834 777	7 032 341	6 871 780
22 927	34 693	3 967 331	3 731 432	7 403 293	7 150 799
3 510 087	3 435 494	4 891 135	4 567 799	17 207 418	16 622 756
3 282 861	3 107 002	4 800 792	4 544 332	19 613 693	18 859 679
–	–	–	–	4 012 619	3 908 584
1 146 982	1 153 976	235 760	125 691	2 968 285	2 312 432
(4 544)	2 841	2 667	4 475	149 126	179 551
359 569	309 520	368 317	367 945	1 674 861	1 744 536
4 784 868	4 573 339	5 407 536	5 042 443	28 418 584	27 004 782

Segmental statement of income

Figures in EUR thousand	Property/ casualty reinsurance 1.1-31.3.2002	Property/ casualty reinsurance 1.1.-31.3.2001	Life/ health reinsurance 1.1.-31.3.2002	Life/ health reinsurance 1.1.-31.3.2001
Gross written premiums	1 744 488	1 106 970	577 618	546 438
Net premiums earned	1 016 453	684 885	515 735	445 592
Claims and claims expenses	695 294	514 906	319 942	283 910
Change in policy benefits for life and health contracts	–	–	(86 426)	(97 253)
Commission and brokerage and other technical expenses	225 155	185 229	134 504	100 938
Other technical income	7 481	–	1 617	2 997
Investment income	62 052	88 400	37 422	54 432
Administrative expenses	26 295	22 806	10 582	12 280
Other income and expenses	6 291	(2 627)	3 608	(1 750)
Operating profit/loss (EBIT)	145 533	47 717	6 928	6 890
Interest on hybrid capital	12 050	5 875	1 529	2 371
Net income before tax	133 483	41 842	5 399	4 519
Taxes	43 072	14 660	1 136	1 818
Minority interest	(14 460)	(1 435)	(1 594)	478
Net income	75 951	25 747	2 669	3 179

Program business 1.1.-31.3.2002	Program business 1.1.-31.3.2001	Financial reinsurance 1.1.-31.3.2002	Financial reinsurance 1.1.-31.3.2001	Total 1.1.-31.3.2002	Total 1.1.-31.3.2001
640 324	520 315	217 094	192 619	3 179 524	2 366 342
202 017	108 404	106 261	177 303	1 840 466	1 416 184
138 576	86 319	174 958	210 907	1 328 770	1 096 042
–	–	–	–	(86 426)	(97 253)
33 847	7 267	3 248	1 127	396 754	294 561
–	–	70	–	9 168	2 997
8 447	4 779	79 841	48 445	187 762	196 056
15 506	11 092	989	1 197	53 372	47 375
(9 054)	(3 173)	1 467	369	2 312	(7 181)
13 481	5 332	8 444	12 886	174 386	72 825
1 497	586	314	943	15 390	9 775
11 984	4 746	8 130	11 943	158 996	63 050
4 426	2 081	922	920	49 556	19 479
(2 198)	60	(1 065)	(1 397)	(19 317)	(2 294)
5 360	2 725	6 143	9 626	90 123	41 277

1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 31 March 2002 with binding effect for the 2001 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 31 March 2002. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2001.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated financial statement includes Hannover EURO Private Equity Partners II GmbH & Co. KG, Hannover (the participation in the company amounts to 52.8%). For further details of the consolidated companies the reader is referred to the corresponding information in the consolidated financial statement drawn up as at 31 December 2001.

Capital consolidation

At the end of June 2001 the Financial Accounting Standards Board (FASB) adopted the accounting standards SFAS 141 "business combinations" and SFAS 142 "goodwill and other intangible assets". Hannover Re has applied these rules with effect from 1 January 2002. Scheduled depreciation on goodwill was therefore omitted. No unscheduled depreciation was necessary on the basis of the initial application of these standards.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Acquisitions/new establishments

Hannover EURO Private Equity Partners II GmbH & Co. KG (HEPEP)

HEPEP commenced business operations on 28 January 2002. The company has capital resources of EUR 4.26 million, in which Hannover Re and E+S Rück each hold participations of 35.21%. The object of the company is to build, hold and manage a portfolio of assets.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 (accounting for certain investments in debt and equity securities). The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private equity limited partnerships.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

31.3.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 300	1 338	30	33 608
Other foreign government debt securities	2 312	66	–	2 378
Corporate securities	244 364	6 636	1 435	249 565
Asset-backed securities	56 043	2 798	–	58 841
Other securities	38 847	3	262	38 588
Total	373 866	10 841	1 727	382 980

31.12.2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 893	1 573	–	34 466
Other foreign government debt securities	2 289	73	–	2 362
Corporate securities	174 238	8 250	299	182 189
Asset-backed securities	56 031	3 862	–	59 893
Other securities	18 619	36	189	18 466
Total	284 070	13 794	488	297 376

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 31 March 2002 and 31 December 2001

Figures in EUR thousand	31.3.2002 Cost or amortised cost	31.3.2002 Estimated fair value	31.12.2001 Cost or amortised cost	31.12.2001 Estimated fair value
Held-to-maturity				
Due in one year	7 436	7 442	7 950	7 978
Due after one through five years	219 632	228 189	197 670	206 654
Due after five through ten years	122 245	122 727	75 095	64 465
Due after ten years	24 553	24 622	3 355	18 279
Total	373 866	382 980	284 070	297 376
Available-for-sale				
Due in one year	862 210	864 513	800 467	799 807
Due after one through five years	4 736 074	4 730 298	4 571 102	4 631 074
Due after five through ten years	1 905 838	1 924 343	1 815 000	1 859 462
Due after ten years	1 100 199	1 085 783	1 163 738	1 132 535
Total	8 604 321	8 604 937	8 350 307	8 422 878
Trading				
Due after one through five years	–	–	7 832	7 878
Due after five through ten years	–	–	38 789	39 016
Total	–	–	46 620	46 895

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as available for sale

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale portfolio as at 31.3.2002				
Fixed-income securities				
Government debt securities of EU member states	1 800 995	12 192	22 578	1 790 609
US Treasury Notes	1 449 726	29 095	9 874	1 468 947
Other foreign government debt securities	432 676	3 813	8 050	428 439
Corporate securities	3 451 990	57 108	62 694	3 446 404
Asset-backed securities	730 416	9 139	19 661	719 894
From investment funds	473 794	19 156	9 017	483 933
Other securities	264 724	3 380	1 393	266 711
	8 604 321	133 883	133 267	8 604 937
Dividend-bearing securities				
Equities	306 721	32 846	21 400	318 167
From investment funds	740 724	2 803	25 340	718 187
Other dividend-bearing securities	1 059	677	–	1 736
	1 048 504	36 326	46 740	1 038 090
Short-term investments	623 227	–	–	623 227
Total	10 276 052	170 209	180 007	10 266 254
Available-for-sale portfolio as at 31.12.2001				
Fixed-income securities				
Government debt securities of EU member states	1 696 999	20 010	8 453	1 708 556
US Treasury Notes	1 381 566	39 156	2 435	1 418 287
Other foreign government debt securities	383 918	8 075	14 393	377 600
Corporate securities	3 284 762	98 143	64 378	3 318 527
Asset-backed securities	788 316	15 138	16 692	786 762
From investment funds	562 144	–	5 545	556 599
Other securities	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividend-bearing securities				
Equities	309 407	33 027	21 089	321 345
From investment funds	746 787	884	47 993	699 678
Other dividend-bearing securities	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Short-term investments	622 569	–	–	622 569
Total	10 029 798	219 363	182 263	10 066 898

Amortised costs and unrealised gains and losses on the portfolio of investments classified as trading

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Trading portfolio as at 31.3.2002				
Dividend-bearing securities				
Derivatives	–	9 078	226	8 852
Total	–	9 078	226	8 852
Trading portfolio as at 31.12.2001				
Fixed-income securities				
Corporate securities	46 620	275	–	46 895
Dividend-bearing securities				
Derivatives	–	9 287	408	8 879
Total	46 620	9 562	408	55 774

Investment income

Figures in EUR thousand	31.3.2002	31.3.2001
Real estate	8 365	5 671
Dividends	7 488	11 566
Ordinary investment income on fixed-income securities	121 108	111 170
Other income	94 609	73 980
Ordinary investment income	231 570	202 387
Realised gains on investments	38 430	39 537
Realised losses from investments	59 312	46 186
Unrealised gains and losses	2 250	11 004
Other investment expenses	25 176	10 686
Total investment income	187 762	196 056

5.2 Staff and expenditures on personnel

Staff

The number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,833 (31.12.2001: 1,780). Of this number, 689 (31.12.2001: 707) were employed in Germany as at the balance sheet date. The majority of staff were employed at the consolidated Group companies abroad.

5.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement and is in accordance with SFAS 130 (reporting of comprehensive income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002.

In addition, authorised but unissued capital of EUR 12.7 million is available until 1 July 2004.

Consolidated statement of changes in stockholders' equity

31.3.2002 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders equity	Minority interests	Group stockholders equity incl. minority interests
Common stock	82 799	–	–	–	82 799		
Additional paid-in capital	388 816	–	–	–	388 816		
Cumulative comprehensive income	(42 921)	–	(37 400)	–	(80 321)		
Treasury stock	–	–	–	–			
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	90 123	90 123		
Dividends paid	–	–	–	–	–		
Other changes	–	–	–	12 904	12 904		
Total	1 672 028	–	(37 400)	103 027	1 737 655	318 548	2 056 203

31.12.2001 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	75 493	7 306	–	–	82 799		
Additional paid-in capital	201 794	187 022	–	–	388 816		
Cumulative comprehensive income	63 477	–	(106 398)	–	(42 921)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 232 615	–	–	–	1 232 615		
Net income	–	–	–	11 084	11 084		
Dividends paid	–	–	–	(69 990)	(69 990)		
Other changes	–	–	–	69 625	69 625		
Total	1 573 379	194 328	(106 398)	10 719	1 672 028	307 811	1 979 839

6. Other notes

6.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,485.9 million (31.12.2001: EUR 1,403.6 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,519.9 million (31.12.2001: EUR 3,314.4 million).

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Ralf Arndt

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com